Filed Pursuant to Rule 253(g)(2)
File No. 024-11374

OFFERING CIRCULAR SUPPLEMENT NO. 1
April 27, 2023

CR GLOBAL HOLDINGS, INC.

This Offering Circular Supplement No. 1 (the “Supplement”) supplements the Offering Circular of CR Global Holdings, Inc. (the “Company”) filed on November 26, 2020 and qualified by the Securities and Exchange Commission (the “Commission”) on August 11, 2021 (the “Offering Circular”) relating to the offer and sale by the Company of up to 1,000,000 shares of its Class B common stock.  This Supplement should be read in conjunction with the Offering Circular, and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and may not be delivered without the Offering Circular.

The purpose of this Supplement is to provide updated disclosure to reflect certain amendments to the Company’s articles of incorporation.  On April 21, 2023, the Company received confirmation of articles of amendment filed with the Virginia State Corporation Commission for the purpose of amending its articles of incorporation to (i) authorize the issuance of preferred stock and (ii) permit shareholder action in writing with less than unanimous consent of the shareholders.  The amendments were adopted on November 2, 2022 by the Company’s board of directors and approved by the Company’s shareholders at an annual meeting of shareholders held on December 13, 2022.

The foregoing description of the amendments to the Company’s articles of incorporation is qualified in its entirety by reference to the full text of the articles of amendment included as an exhibit to the Company’s Current Report on Form 1-U filed with the Commission on April 27, 2023.

The date of this Supplement No. 1 to Offering Circular is April 27, 2023.